November 4, 2010

Ajay Koduri
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:	Car Charging Group, Inc.
Form 10-K for the fiscal year ended December 21, 2009
Filed April 15, 2010, as amended by Amendment No. 1
Filed October 12, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Filed August 23, 2010, as amended by Amendment No. 1
Filed October 12, 2010
File No. 333-149784

Dear Mr. Koduri:

We represent Car Charging Group, Inc. (“Car Charging” or, the “Company,” “we,” “us,” or “our”).  By letter dated October 19, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed April 15, 2010 as amended by amendment No.1 (the “10-K”) filed on October 12, 2010 and the Company’s Form 10-Q for the quarterly period ended June 30, 2010 originally filed on August 23, 2010 as amended by Amendment No.1 filed October 12, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K/A filed on October 12, 2010

Item 1. Description of Business, page 1

1.
We note your response to comment two from our letter dated September 20, 2010.  We also note that the revised disclosure at the bottom of page 4 states no governmental regulations or approvals are necessary to conduct your business.  However, your revision is not fully responsive to the disclosure required by Item 101(h)(4)(ix) of Regulation S-K.  This item requires a discussion of the effect of existing or probable regulations on your business to the extent it is material to an understanding of your company.  In this regard, we note your response states that permitting is required for the installation of some of your charging stations and state regulation could affect the billing of your services.  Please revise your Government/Regulatory Approval section to account for permitting, state regulation of billing, and other ways in which governmental regulation affects your business.

Answer: We have added additional disclosure in response to Item 101(h)(4)(ix).

Item 1A. Risk Factors, page 4

2.
We note your responses to comments three and four from our letter dated September 20, 2010.  Expand your risk factor at the top of page 7 that is entitled “If we fail to establish and maintain an effective system of internal controls…” to address your lack of an audit committee and audit committee financial expert.  For example, we note that your code of ethics requires reporting certain violations to the audit committee.

Answer: We have revised the risk factor to include disclosure about the lack of an audit committee.

Form 10-Q/A filed on October 12, 2010

Item 2. Management’s Discussion and Analysis, page 1

3.
We note your response to comments nine and ten from our letter dated September 20, 2010.  However, please note that confidential treatment is not granted for material terms.  Refer to Staff Legal Bulletin No. 1, Section II.B.2 which can be found on the Internet at http://www.sec.gov/interps/legal/slbcflr.htm.   Therefore, please revise to discuss the material terms of your purchasing agreement with Coulomb Technologies and tell us whether you will seek confidential treatment for this agreement and by when you will file an application for confidential treatment.  Similarly, revise to disclose the three locations where you will be installing car charging devices, the material terms of these agreements, and tell us whether you will seek confidential treatment for these agreements and by when you will file such an application.

Answer: The Company has included the material terms of the purchasing agreement with Coulomb Technologies.

Liquidity and Capital Resources, page 2

4.
We note your response to comment 14 from our letter dated September 20, 2010.  Please revise to disclose specifically the costs related to being a reporting company and how you intend to pay for these costs.

Answer: The cost related to being a reporting company and how they will be paid for has been included in the amended filing.

5.
We note your response to comment 15 from our letter dated September 20, 2010.  Your response references your response to comment 12.  However, that response does not answer comment 15.  We reissue this comment.  Please revise to discuss how much additional capital you will need to operate for the next 12 months and from where you will obtain these funds.

Answer: The Company has added a discussion of its additional capital needs to operate for the next 12 months.

Exhibits

6.
We note your response to comment 16 from our letter dated September 20, 2010.  Please amend your filing to file these exhibits or tell us by when you will file a confidential treatment request for the exhibits.

Answer: The Company will be filing its confidential treatment request in the within 60 days.

The Company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin_____
       GREGG E. JACLIN